P.E.
7/31/2002

02043419

82-28970

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 2 2002
WASH, D.C. 164

For the month of July 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

PROCESSED
AUG 0 9 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Press Release dated 24th July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 24th July 2002

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

press information

we make business straight.forward

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

ABOUT VINCENZO DAMIANI

Before joining EDS in 1997, Vincenzo Damiani spent 29 years at IBM where he held several worldwide management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. He was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 he was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is on the Board of Banca di Roma, a leading Italian bank, and is a member of its Executive Committee. He is also member of the Board of Augeo Holding BV, a Dutch high-tech start up.

NOTE TO EDITORS

As a consequence of this announcement COLT has decided to bring forward the publication of its financial results for the three and six months ended 30 June 2002. The financial results are being published simultaneously with this announcement.

CONFERENCE CALL DETAILS

A conference call for analysts and shareholders is scheduled for 10.00 am (UK time) today, Wednesday 24 July. The dial in number for this call is
+44 (0) 8700 013123 or +44 (0) 800 528 0621.

A second conference call for North American based analysts and shareholders is scheduled for 3.30 pm UK time (10.30 am EST). The dial-in number for this call is
+1 212 271 4811 or +1 888 209 3802.

CONTACT

John Doherty	Director Investor Relations	Tel +44 20 7390 3681

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

press information we make business straight.forward

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

ABOUT VINCENZO DAMIANI

Before joining EDS in 1997, Vincenzo Damiani spent 29 years at IBM where he held several worldwide management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. He was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 he was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is on the Board of Banca di Roma, a leading Italian bank, and is a member of its Executive Committee. He is also member of the Board of Augeo Holding BV, a Dutch high-tech start up.

NOTE TO EDITORS

As a consequence of this announcement COLT has decided to bring forward the publication of its financial results for the three and six months ended 30 June 2002. The financial results are being published simultaneously with this announcement.

CONFERENCE CALL DETAILS

A conference call for analysts and shareholders is scheduled for 10.00 am (UK time) today, Wednesday 24 July. The dial in number for this call is
+44 (0) 8700 013123 or +44 (0) 800 528 0621.

A second conference call for North American based analysts and shareholders is scheduled for 3.30 pm UK time (10.30 am EST). The dial-in number for this call is
+1 212 271 4811 or +1 888 209 3802.

CONTACT

John Doherty	Director Investor Relations	Tel +44 20 7390 3681

press information

we make business straight.forward

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

ABOUT VINCENZO DAMIANI

Before joining EDS in 1997, Vincenzo Damiani spent 29 years at IBM where he held several worldwide management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. He was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 he was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is on the Board of Banca di Roma, a leading Italian bank, and is a member of its Executive Committee. He is also member of the Board of Augeo Holding BV, a Dutch high-tech start up.

NOTE TO EDITORS

As a consequence of this announcement COLT has decided to bring forward the publication of its financial results for the three and six months ended 30 June 2002. The financial results are being published simultaneously with this announcement.

CONFERENCE CALL DETAILS

A conference call for analysts and shareholders is scheduled for 10.00 am (UK time) today, Wednesday 24 July. The dial in number for this call is
+44 (0) 8700 013123 or +44 (0) 800 528 0621.

A second conference call for North American based analysts and shareholders is scheduled for 3.30 pm UK time (10.30 am EST). The dial-in number for this call is
+1 212 271 4811 or +1 888 209 3802.

CONTACT

John Doherty	Director Investor Relations	Tel +44 20 7390 3681

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

ABOUT VINCENZO DAMIANI

Before joining EDS in 1997, Vincenzo Damiani spent 29 years at IBM where he held several worldwide management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. He was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 he was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is on the Board of Banca di Roma, a leading Italian bank, and is a member of its Executive Committee. He is also member of the Board of Augeo Holding BV, a Dutch high-tech start up.

NOTE TO EDITORS

As a consequence of this announcement COLT has decided to bring forward the publication of its financial results for the three and six months ended 30 June 2002. The financial results are being published simultaneously with this announcement.

CONFERENCE CALL DETAILS

A conference call for analysts and shareholders is scheduled for 10.00 am (UK time) today, Wednesday 24 July. The dial in number for this call is
+44 (0) 8700 013123 or +44 (0) 800 528 0621.

A second conference call for North American based analysts and shareholders is scheduled for 3.30 pm UK time (10.30 am EST). The dial-in number for this call is
+1 212 271 4811 or +1 888 209 3802.

CONTACT

John Doherty Director Investor Relations Tel +44 20 7390 3681

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

ABOUT VINCENZO DAMIANI

Before joining EDS in 1997, Vincenzo Damiani spent 29 years at IBM where he held several worldwide management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. He was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 he was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is on the Board of Banca di Roma, a leading Italian bank, and is a member of its Executive Committee. He is also member of the Board of Augeo Holding BV, a Dutch high-tech start up.

NOTE TO EDITORS

As a consequence of this announcement COLT has decided to bring forward the publication of its financial results for the three and six months ended 30 June 2002. The financial results are being published simultaneously with this announcement.

CONFERENCE CALL DETAILS

A conference call for analysts and shareholders is scheduled for 10.00 am (UK time) today, Wednesday 24 July. The dial in number for this call is
+44 (0) 8700 013123 or +44 (0) 800 528 0621.

A second conference call for North American based analysts and shareholders is scheduled for 3.30 pm UK time (10.30 am EST). The dial-in number for this call is
+1 212 271 4811 or +1 888 209 3802.

CONTACT

John Doherty	Director Investor Relations	Tel +44 20 7390 3681

press information

we make business straight.forward

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

press information

we make business straight.forward

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.

ABOUT VINCENZO DAMIANI

Before joining EDS in 1997, Vincenzo Damiani spent 29 years at IBM where he held several worldwide management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. He was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 he was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is on the Board of Banca di Roma, a leading Italian bank, and is a member of its Executive Committee. He is also member of the Board of Augeo Holding BV, a Dutch high-tech start up.

NOTE TO EDITORS

As a consequence of this announcement COLT has decided to bring forward the publication of its financial results for the three and six months ended 30 June 2002. The financial results are being published simultaneously with this announcement.

CONFERENCE CALL DETAILS

A conference call for analysts and shareholders is scheduled for 10.00 am (UK time) today, Wednesday 24 July. The dial in number for this call is
+44 (0) 8700 013123 or +44 (0) 800 528 0621.

A second conference call for North American based analysts and shareholders is scheduled for 3.30 pm UK time (10.30 am EST). The dial-in number for this call is
+1 212 271 4811 or +1 888 209 3802.

CONTACT

John Doherty   Director Investor Relations   Tel +44 20 7390 3681

press information

we make business straight.forward

24 July 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

STEVE AKIN TO BE APPOINTED PRESIDENT AND CEO OF COLT

VINCENZO DAMIANI JOINS BOARD AS NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT) said today that Steve Akin, President of Fidelity Capital, the emerging business development arm of Fidelity Investments, had been appointed to the Board of Directors and will succeed Peter Manning as COLT's President and CEO with effect from 25 July 2002. Mr. Manning will step down as a director but will remain as an advisor to the Board. COLT also said that Vincenzo Damiani has been appointed to the Board of Directors.

COLT Chairman Jim Curvey said:

"Reflecting the evolution of COLT's strategy and in particular the completion of the infrastructure build phase of our business plan and the increasing emphasis on sales, service and marketing Steve Akin has been appointed to lead COLT through the next stage of its growth and development.

"I take this opportunity to thank Peter for the great contribution he has made to the success of COLT over the past three years. He has taken COLT to the next level of its development and feels the time is now right to move on to new challenges. Under his leadership COLT has grown and developed, is financially strong and is now regarded as one of the leading European providers of business communication services. We are pleased to be able to retain his services as an advisor to the Board.

"I welcome Steve and Vincenzo to the Board. Their considerable business experience in IT systems and telecommunications services will be a real asset as we drive COLT forward through its next phase of growth and development."

ABOUT STEVE AKIN

Steve Akin has been President of Fidelity Capital, the emerging business development arm of Fidelity Investments since January 1999. He is also a member of Fidelity's Operating Committee.

In January 1997 he was named President of Fidelity Investments Systems Company. In this position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development.

Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint and prior to that held a number of operational management roles in the US telecommunications industry.

He has a Bachelor of Arts degree in Economics and is a graduate the Managing the Enterprise Program at Columbia University Business School.